SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE TO

          Tender Offer Statement under Section 14(d)(1) or
       Section 13(e)(1) of the Securities Exchange Act of 1934

                               HIA, INC.
                   (Name of Subject Company (issuer))

                               HIA, INC.
                           (Offeror/Issuer)
  Names of Filing Persons (identifying status as offeror, issuer or other person)


                 COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     (Title of Class of Securities)

                               404192106
                 (CUSIP Number of Class of Securities)


                            ALAN C. BERGOLD
                              PRESIDENT
                               HIA, INC.
                          4275 FOREST STREET
                        DENVER, COLORADO 80216
                           (303) 394-6040

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                Copy to:

                       ANDREW L. BLAIR, JR., ESQ.
                        SHERMAN & HOWARD L.L.C.
                  633 SEVENTEENTH STREET, SUITE 3000
                        DENVER, COLORADO 80202
                            (303) 297-2900


                      CALCULATION OF FILING FEE*

Transaction valuation                     Amount of filing fee
$750,000                                  $150.00

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase
      3,000,000 shares of its common stock, based on a price of $.25 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[x]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

                        INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO relates to the tender offer by HIA, Inc., a New York corporation, to purchase up to 3,000,000 shares of its common stock, par value $0.01 per share, at a price of $.25 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2000 and the related Letter of Transmittal. Copies of the Offer to Purchase, the related Letter of Transmittal and certain other relevant documents are filed as exhibits hereto.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

      (a) Name and Address. The issuer of the securities is HIA, Inc., a New York corporation, the address of its principal executive office, and its mailing address, is 4275 Forest Street, Denver, Colorado 80216, and the telephone number of its principal executive office is
(303) 394-6040.

      (b) Securities. HIA, Inc. is offering to purchase up to 3,000,000 shares of its common stock, $0.01 par value per share. As of October 1, 2000, there were 10,360,231 shares of common stock outstanding.

      (c) Trading Market and Price. The information set forth in "Summary" and "Section 7. Price Range of Shares" of the Offer to
Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) Name and Address. The Filing Person is the Subject Company For information regarding the Subject Company, see Item 2(a) above.

ITEM 4.  TERMS OF THE TRANSACTION.

      (a) Material Terms. The information set forth in "Introductory Statement" of this Schedule TO and "Section 1. Number of Shares; Proration," "Section 2. Procedure for Tendering Shares," "Section 3. Withdrawal Rights," "Section 4. Acceptance for Payment of Shares and Payment of Purchase Price," "Section 5. Conditional Tender of Shares," "Section 6. Conditions of the Offer," "Section 8. Purpose of the Offer; Certain Effects of the Offer," "Section 9. Source and Amount of Funds," "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," "Section 13. Legal Matters; Regulatory Approvals," "Section 14. Federal Income Tax Consequences," "Section 15. Extension of Tender Period; Termination; Amendments," "Section 16. Solicitation Fees and Expenses," "Section 17. Where You Can Obtain Additional Information," and "Section 18. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.


     (b) Purchases. Officers, directors or affiliates of the Subject Company may participate in the offer on the same basis as our other shareholders. We have been advised that none of our officers, directors or affiliates intend to tender shares pursuant to the offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) Agreements Involving Subject Company's Securities. The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

      (a) Purposes. The Information set forth in "Section 8. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

      (b) Use of Securities Acquired. The Information set forth in "Section 8. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

      (c) Plans. The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Source of Funds. The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

      (b) Conditions. The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

      (d) Borrowed Funds. The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)   Securities Ownership.  The information set forth in "Section
11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

      (b) Securities Transactions. The information set forth in "Section 11. Interest of Directors and Officers; Transactions and
Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.

      (a) Solicitations or Recommendations. The information set forth in "Section 16. Solicitation Fees and Expenses," and "Section 17. Where You Can Obtain Additional Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

      (a)   Financial Information.

      (1) Item 7 of the Subject Company's Annual Report on Form 10-KSB for the fiscal year ended November 30, 1999 filed with the Securities and Exchange Commission as of February 28, 2000, isincorporated herein by reference.

      (2) Part I of the Subject Company's Quarterly Report on Form 10-QSB for the quarterly fiscal period ended August 31, 2000 filed with the Securities and Exchange Commission as of October 16, 2000, is incorporated herein by reference.

      (3)-(4) The information set forth in "Section 12. Selected Financial Information" of the Offer to Purchase is incorporated herein by reference.

     (b)   Pro Forma Information.

      (1)-(4) The information set forth in "Section 12. Selected Financial Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

      (a)   Additional Information.

      (1) Agreements. The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements
Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

      (2) Regulatory Requirements and Legal Proceedings. The information set forth in "Section 13. Legal Matters; Regulatory
Approvals" of the Offer to Purchase is incorporated herein by reference.

      (b) Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.


ITEM 12.  EXHIBITS.

      (a)(1)-1   Form of Offer to Purchase, dated October 30, 2000.

      (a)(1)-2 Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.

      (a)(1)-3 Form of Letter to Shareholders of the Company, dated October 30, 2000, from Alan C. Bergold, President of the Company.

      (a)(2)-1 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(2)-2 Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.

      (a)(2)-3   Form of Notice of Guaranteed Delivery.

      (b)-1 Commitment Letter from Wells Fargo Bank West, N.A. dated October 20, 2000.

      (b)-2 Second Amended and Restated Credit Agreement, dated as of May 24, 1999, by and among CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. as Borrower and Norwest Bank Colorado, National Association as Lender, and Amended and Restated Guaranty thereof, executed by HIA, Inc. for the benefit of Norwest Bank Colorado, National Association (incorporated by reference from Exhibits 10.1 and
10.2 of the Subject Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999).

      (d) Form of Employment Agreement between Company and its executive officers, filed as an example of the Employment Agreements between the Company and each of Messrs. Bergold, Bentley and Champlin.

      (g)   Not applicable.

      (h)   Not applicable.


                           SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

October 30, 2000                    HIA, INC.


                                    By: /s/ ALAN C. BERGOLD
                                    ------------------------------------
                                           Alan C. Bergold
                                           President




                         INDEX TO EXHIBITS


EXHIBIT
NUMBER             DESCRIPTION
-------------      ------------------

(a)(1)-1            Form of Offer to Purchase, dated October 30, 2000.

(a)(1)-2 Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.

(a)(1)-3 Form of Letter to Shareholders of the Company, dated October 30, 2000, from Alan C. Bergold,
                    President of the Company.

(a)(2)-1 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)-2            Form of Letter to Clients for Use by Brokers,
                    Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.

(a)(2)-3            Form of Notice of Guaranteed Delivery.

(b)-1               Commitment Letter from Wells Fargo Bank West, N.A.
                    dated October 20, 2000.

(b)-2 Second Amended and Restated Credit Agreement, dated as of May 24, 1999, by and among CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. as Borrower and Norwest Bank Colorado, National Association as Lender, and Amended and Restated Guaranty thereof, executed by HIA, Inc. for the benefit of Norwest Bank Colorado, National Association (incorporated by reference from Exhibits
                    10.1 and 10.2 of the Subject Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999).

(d) Form of Employment Agreement between Company and its executive officers, filed as an example of the Employment Agreements between the Company and each of Messrs. Bergold, Bentley and Champlin.

(g)                 Not applicable.

(h)                 Not applicable.